6-K UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 August 3, 2005

                             BASF AKTIENGESELLSCHAFT
             (Exact name of Registrant as Specified in its Charter)

                                BASF CORPORATION
                 (Translation of Registrant's name into English)

               Carl Bosch Strasse 38, LUDWIGSHAFEN, GERMANY 67056
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

                              Form 20-F X Form 40-F


   Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes No X


       If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- .

                     BASF Raises Outlook for 2005

    LUDWIGSHAFEN, Germany--(BUSINESS WIRE)--Aug. 3, 2005--BASF
(NYSE:BF)(FWB:BAS)(LSE:BFA):

    -- Significant increase in sales to EUR 10.6 billion (plus 14 percent)

    --  EBIT before special items of EUR 1.7 billion (plus 31 percent)

    --  Successful start of Verbund site in Nanjing, China

    --  Earnings jump in North America

    --  Outlook for 2005: sales and earnings above strong 2004 level

    BASF remained on its path to success in the second quarter of 2005 and again posted very strong earnings. Sales rose 14 percent to EUR
10.6 billion compared with the second quarter of 2004; income from operations (EBIT) before special items climbed 31 percent to EUR 1.7 billion. Cumulative sales in the first half of 2005 amounted to EUR
20.7 billion, or almost 13 percent more than in the same period of the previous year. In the first half, BASF increased EBIT before special items by 32 percent to EUR 3.2 billion compared with 2004.
    Sales growth was primarily due to urgently needed price increases. Although raw material costs were volatile and rose continuously, BASF succeeded in gradually raising its margins to the necessary level. The good volume growth of 3 percent in the second quarter and 2 percent in the first half builds on the already strong level posted in 2004 and fits with the company's "value over volume" concept.
    During his presentation of the quarterly results on August 3, 2005, BASF Chairman Dr. Jurgen Hambrecht thanked all employees for their outstanding performance in a difficult economic environment:
"Prices for raw materials, and for crude oil in particular, have reached unprecedented levels. Economic growth remains weak in many parts of Europe. The geopolitical situation remains tense."

    Outlook for full year 2005: Stronger performance than in 2004

    Hambrecht expects the chemical industry to continue on a growth path in the second half of the year. At approximately 3 percent, however, he anticipates production growth for the full year to be slower than in the record year 2004, which represents a very high baseline for further growth. The strongest impulses for growth are again likely to continue to come from North America and Asia.
    "The coming months therefore offer both opportunities and risks. Our aim is to capitalize on the opportunities and to assess the risks correctly. We want to complete our major capital expenditure projects on schedule and to continue with our successful measures for restructuring and achieving additional cost savings. At the same time, we are working hard to further expand our market position as The Chemical Company," said Hambrecht.
    Overall, Hambrecht is confident when looking to the future, and the company has raised its outlook for the full year 2005: "We are expecting significantly higher sales and an increase in EBIT before special items compared with our already strong performance in 2004."
    This forecast assumes that economic growth is not impacted by unexpected events such as terror attacks, dramatic increases in raw material prices or currency fluctuations.

    Sales and earnings performance

    Chief Financial Officer Dr. Kurt Bock pointed out that both EBIT and earnings after tax in the first half of 2005 were higher than the full year figures in 2003 and 2002. "This is an indication of BASF's current earning power," he said.
    "We increased sales prices in our chemical businesses in the second quarter of 2005. In addition, the higher oil price had a positive impact on sales. Compared with the high level posted in the second quarter of 2004, most of our operating divisions also increased sales volumes slightly," said Bock.
    After special charges of EUR 70 million, EBIT was EUR 1.6 billion in the second quarter. The charges were primarily related to restructuring measures.
    Net income increased to a lesser extent than pre-tax earnings. This was due to the level of noncompensable oil production taxes, which are tied to the oil price. These taxes more than doubled in the second quarter, increasing to EUR 267 million. Net of this effect, the tax rate was at the same level as in the second quarter of 2004 at approximately 34 percent.
    Earnings per share increased 14 percent to EUR 1.48. The decline in the number of shares outstanding as a result of share buybacks had a positive effect.

    Successful projects in all regions

    BASF is continuing with its restructuring measures and is optimizing its portfolio in all regions.
    Second-quarter sales by location of company in Europe totaled EUR
6.2 billion. This corresponds to an increase of 11 percent. EBIT before special items rose 28 percent in Europe.
    There was very positive news from the Ludwigshafen site in the second quarter. After three years, the Site Project has been successfully completed, thus significantly improving the site's competitiveness. At the same time, costs in Ludwigshafen were permanently reduced by EUR 480 million per year.
    In North America, sales rose by more than 17 percent. In local currency terms, sales increased by 23 percent. This was due equally to higher prices and higher volumes. The increase in EBIT before special items by 65 percent to EUR 351 million is evidence of the success of the company's measures to restructure its business in North America. BASF has already achieved its targeted savings of $250 million, one year ahead of schedule.
    In the South America, Africa, Middle East region, sales by location of company declined by 4 percent. This was due to unfavorable conditions in the agro business as a result of extremely dry weather in parts of South America. EBIT before special items fell by 73 percent.
    The Asia Pacific region continues to demonstrate rapid growth. BASF increased sales by location of company by 24 percent and EBIT before special items by 34 percent.
    "China continues to be the most powerful engine for growth in the region. We want to increase the performance of this engine even further through major investments in China, in particular the startup of our Verbund site with our partner Sinopec in Nanjing," said Hambrecht. In Nanjing, the two partners have invested $2.9 billion in their joint venture BASF-YPC. With its steam cracker and nine downstream plants, the new site has an annual capacity of 1.7 million metric tons of high-quality chemicals.
    BASF also announced that it had recently put the world's largest PolyTHF(R) complex into full production at the integrated site in Caojing near Shanghai. PolyTHF(R) is an important component in the production of spandex fibers for the textile industry.
    The new plants are an important step in achieving the company's strategic goals in Asia: By 2010, BASF aims to generate 20 percent of sales and earnings in its chemical activities in Asia Pacific.
    BASF is the world's leading chemical company: The Chemical Company. Its portfolio ranges from chemicals, plastics, performance products, agricultural products and fine chemicals to crude oil and natural gas. As a reliable partner to virtually all industries, BASF's intelligent solutions and high-value products help its customers to be more successful. BASF develops new technologies and uses them to open up additional market opportunities. It combines economic success with environmental protection and social responsibility, thus contributing to a better future. In 2004, BASF had approximately 82,000 employees and posted sales of more than EUR 37 billion. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA), New York
(BF), Paris (BA) and Zurich (AN). Further information on BASF is available on the Internet at www.basf.com.
    The following information is also available on the Internet at the addresses shown:


Interim report (from 7:30 a.m. CEST)
www.basf.de/interimreport                         (English)
www.basf.de/zwischenbericht                       (German)

Press release (from 7:30 a.m. CEST)
www.basf.de/pressrelease                          (English)
www.basf.de/pressemitteilungen                    (German)

Live-Transmission (from 10:00 a.m. CEST)
www.basf.de/pcon                                  (English)
www.basf.de/pk                                    (German)

Speech Dr. Jurgen Hambrecht/Dr. Kurt Bock - print version
(from 10:00 a.m. CEST)
www.basf.de/pressconference                       (English)
www.basf.de/pressekonferenz                       (German)

Photos (from 7:30 a.m. CEST)
www.basf.de/photos                                (English)
www.basf.de/fotos                                 (German)

Live transmission Analyst Conference (from 3:00 p.m. CEST)
www.basf.de/share                                 (English)
www.basf.de/aktie                                 (German)

Information about BASF shares
www.basf.de/share                                 (English)
www.basf.de/aktie                                 (German)


    Forward-looking statements

    This release contains forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF's Form 20-F filed with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking statements contained in this release.


Strong second quarter, improved outlook for full year

Second-Quarter Results
April - June 2005, published on August 3, 2005

Overview BASF Group

                         2nd                      1st
                         Quarter                  Half
Million EUR                              Change                 Change
                           2005    2004   in %    2005    2004    in %
Sales                    10,581   9,314   13.6   20,664  18,365   12.5
Income from operations
 before interest, taxes
amortization and
 depreciation (EBITDA)    2,149   1,815   18.4   4,168   3,429   21.6
Income from operations
 (EBIT) before special
 items                    1,657   1,266   30.9   3,220   2,441   31.9
Income from operations
 (EBIT)                   1,587   1,250   27.0   3,086   2,325   32.7
Financial result            (82)     12      .     (37)    (28) (32.1)
Income before taxes and
 minority interests       1,505   1,262   19.3   3,049   2,297   32.7
Net income                  778     714    9.0   1,639   1,234   32.8
Earnings per share
 (EUR)                     1.48    1.30   13.8    3.08    2.23   38.1
EBIT before special
 items in percent of
 sales                     15.7    13.6      -    15.6    13.3      -
Cash provided by
 operating activities       977   1,218  (19.8)  2,081   2,206   (5.7)
Additions to fixed
 assets*                    850     466   82.4   1,212     984   23.2
Excluding acquisitions      482     466    3.4     844     923   (8.6)
Amortization and
 depreciation*              562     565   (0.5)  1,082   1,104   (2.0)
Segment assets (end of
 period)**               28,631  27,521    4.0       -       -      -
Personnel costs           1,393   1,338    4.1   2,670   2,631    1.5
Number of employees
 (end of period)         80,946  85,124   (4.9)      -       -      -

* Tangible and intangible fixed assets (including acquisitions)

** Tangible and intangible fixed assets, inventories and business-related receivables

Starting from January 1, 2005, the accounting and reporting of the BASF Group is performed according to International Financial Reporting Standards (IFRS). The previous year's figures have been restated in accordance with IFRS.

Contents

1  BASF Group Business Review and Outlook
4  Chemicals
5  Plastics
6  Performance Products
7  Agricultural Products & Nutrition
8  Oil & Gas
9  Regions
10 Consolidated Statements of Income
11 Consolidated Balance Sheets
12 Consolidated Statements of Cash Flows
13 Consolidated Statements of Equity
14 Segment Reporting

BASF shares                    2nd Quarter 2005      1st Half 2005
Share price (end of
 period)* (EUR)                        55.00          -
High* (EUR)                            56.82          58.30
Low* (EUR)                             50.11          50.11
Average daily trade
 (million shares)*                     2.84           2.73
BASF share performance**               +4.0%          +7.3%
DAX 30 performance**                   +5.5%          +7.8%
EURO STOXX 50 performance**            +6.0%          +10.0%
Market capitalization (end
 of period) (billion EUR)              29.2           -
Number of shares (end of
 period) (million
 shares)***                            531.7          -

XETRA trading
With dividends reinvested
Including bought back shares intended for cancellation


    From our innovation centers

    Combined protection against sunburn

    Effective filters protect skin from harmful UV radiation

    The requirements placed on sunscreens are high: They should reliably provide the longest possible protection against UV radiation, be resistant to water and sweat, and have a pleasant conditioning effect. These demands are met by effective products containing organically and inorganically based UV-filtering substances. Often several of these chemical UV filters are combined in one sunscreen product to filter out the complete wavelength spectrum of UV-A and UV-B radiation from sunlight.
    "Sun care products are being used with increasing frequency and with a definite trend toward higher sun protection factors," says Dr. Valerie Andre of BASF's Strategic Marketing Cosmetics. "Even with an extremely high sun protection factor, our UV filters are suitable for producing sun cosmetics with a delicately creamy and transparent texture which remain effective even after prolonged sunbathing." BASF is the world's largest manufacturer of UV filters and supplies highly effective organic and inorganic UV-A and UV-B filters for many prominent sunscreen manufacturers.
    Inorganic UV filters are produced from microfine particles of titanium dioxide or zinc oxide which reflect the incident UV light like tiny mirrors. They cover the longer-wave UV-A but also the shorter-wave UV-B ranges and are used especially in sunscreens with very high sun protection factors. Organic UV filters, on the other hand, absorb the radiation; in other words, they process the absorbed energy within themselves.
    Organic UV filters are usually effective in the UV-B range. BASF's cosmetic experts, however, are currently engaged in introducing a novel organic absorber for UV-A radiation. This innovative product will shortly be making its debut on the market under the tradename Uvinul(R) A Plus. The new active ingredient can be superbly combined with other organic and inorganic filters to provide optimal protection. Not only is it especially effective in screening out UV-A radiation, it is also completely photo-stable, thereby assuring a long duration of action. In addition, it can be combined with other cosmetic raw materials without any problems.
    Even with a high sun protection factor, BASF's UV filters are suitable for producing sun cosmetics with a delicately creamy and transparent texture which remain effective even after prolonged sunbathing.

    From our innovation centers

    Firefighting with superabsorbents

    Phos-Chek(R) Focstop from Astaris can also be applied from the air, for example from helicopters.

    Environmentally friendly water-based gel offers firefighters numerous advantages In the hot, dry summer months, forest and bush fires can threaten both property and lives. Firefighters have a dangerous job, and so innovative extinguishing and fire protection agents that make their work easier are extremely welcome. As the world's leading manufacturer of superabsorbents, BASF has therefore developed a firefighting gel based on these functional polymers. The gel is distributed worldwide by Astaris LLC -- a leading provider of chemical firefighting solutions -- under the brand name Phos-Chek(R) Focstop. The product has been approved for use by the U.S. Department of Agriculture's Forest Service agency under the brand name Phos-Chek(R) AquaGel in the United States.
    The new firefighting gel can applied either as a protective cover against fire over homes, gardens or other terrain, or used directly for firefighting. Applied via suitable hoses or aerially from helicopters or planes, the gel can effectively protect neighboring homes or villages from forest or bush fires.
    "Phos-Chek(R) Focstop is a new, high-performance, environmentally friendly product that is available to firefighters with immediate effect," says Dr. Martin Beck, from BASF's acrylic monomers and superabsorbents business unit. "We are expanding the areas of application for superabsorbents beyond the field of hygiene, and are thus strengthing our specialties portfolio." Unlike conventional firefighting gels, Phos-Chek(R) Focstop does not leave an oily residue on surfaces after use. Consequently, residue cleanup after the fire is extinguished is faster, easier and less expensive. Another advantage is that it is supplied in powder form, and therefore has a longer storage life and requires less warehouse space than ready-mixed gels. Users simply add water to the powder, and the gel is immediately ready to use.
    Technical superabsorbents are crosslinked polyacrylates and are marketed worldwide by BASF as a direct derivative of acrylic acid. Thanks to their capacity to safely absorb large volumes of liquid, superbsorbents are widely used in the hygiene industry. The advantage for firefighting is that just a small volume of superabsorbents forms a gel when mixed with water. This aqueous gel offers effective and longer lasting protection because it does not seep away as quickly as water. Instead it adheres well to the surfaces in need of protection and can easily be washed off later.

    BASF Group Business Review and Outlook

    -- Value over volume concept successful: - Sales +14% - EBIT before special items +31%

    --  Earnings jump in North America

    --  Successful start of Nanjing Verbund site in China

    -- Improved outlook for full year 2005: Sales and EBIT before special items up on 2004

    Sales

    Compared with the same quarter of 2004, we increased sales in the second quarter of 2005 by 14% to EUR 10.6 billion. Sales increased 16% if divestitures and currency effects are not taken into account. The sales growth was due primarily to higher sales prices in our chemical businesses as well as the higher price of oil in the Oil & Gas segment. Sales volumes increased 3% compared with the previous year's high level.

    Factors influencing sales in comparison with previous year


% of sales                 2nd Quarter   1st Half

Volumes                          3         2
Prices                          13        14
Currencies                      (1)       (2)
Acquisitions/divestitures       (1)       (1)
Total                           14        13

In addition to higher sales prices, the increase in sales in the Chemicals segment was due to higher volumes of petrochemicals, as well as the effect of the acquisition of Merck's electronic chemicals business.

The Plastics segment also benefited from significantly higher sales prices compared with the same period of 2004, but sales volumes declined for some products.

Sales by segment, 2nd quarter 2005

Million EUR

Chemicals     2005         2,007  15%
              2004         1,748
Plastics      2005         2,924  16%
              2004         2,522
Performance   2005         2,098   3%
Products      2004         2,029
Agricultural  2005         1,465 (4)%
Products
& Nutrition   2004         1,527
Oil & Gas     2005         1,650  51%
              2004         1,090

The Performance Products segment more than made up for the loss in sales resulting from the divestiture of the printing systems business in the fourth quarter of 2004. Sales in the Agricultural Products & Nutrition segment declined due to the drastic fall in prices for lysine in the Fine Chemicals divisions, and due to currency effects. The sales growth in the Oil & Gas segment was due to higher oil prices and an increase in sales volumes.

Special items         1st         2nd         3rd          4th
                      Quarter     Quarter     Quarter      Quarter

Million EUR           2005  2004  2005  2004  2005  2004   2005  2004
Special items in
Income from
 operations           (64)  (100)  (70) (16)         (96)         175
Financial result         -   (21)    -   (1)         (16)        (580)
Income before taxes
 and
 minority interests    (64) (121)  (70) (17)        (112)        (405)

Earnings Compared with the same quarter of 2004, we increased income from operations (EBIT) before special items by 31 % to EUR
1,657 million. All segments contributed to the improvement in earnings.

In the Chemicals segment, higher raw material costs were largely passed on to the market. Capacity utilization was particularly high in the Petrochemicals division.

In the Plastics segment, higher margins for poly-urethanes led to significantly higher earnings. The Performance Products segment posted higher earnings, in particular thanks to the strong performance of the Functional Polymers division.

In the Agricultural Products division, we achieved higher earnings due to our higher value portfolio and improved cost structures. Earnings in the Fine Chemicals division remained unsatisfactory.

The exploration and production business sector in the Oil & Gas segment benefited from high oil prices and increased production. In the second quarter, EBIT after special items rose 27% to EUR 1.587 million.

Special items were primarily related to the planned closure of part of the Chemicals segment's site in Feluy, Belgium, and to restructuring measures in the Fine Chemicals division's vitamin C business.

The change in the financial result was due to a decline in the market values of financial derivatives used to hedge interest rate and currency risks.

EBIT before special items, 2nd quarter 2005

Million EUR

Chemicals                     2005           415      22%
                              2004           340
Plastics                      2005           274      52%
                              2004           180
Performance                   2005           272      17%
Products                      2004           233
Agricultural Products         2005           302      11 %
& Nutrition                   2004           273
Oil & Gas                     2005           579      71%
                              2004           339

Income before taxes and minority interests increased by 19% to EUR
1,505 million.

The tax rate increased to 46% compared with 41 % in the second quarter of 2004. Income taxes contain taxes for oil production that are noncompensable with German corporate income tax. Due to the higher earnings contribution from the exploration and production of oil, these taxes increased from EUR 128 million to EUR 267 million. Net of this effect, the tax rate was at the same level as in the second quarter of 2004 at approximately 34%.

Net income rose 9% to EUR 778 million. Earnings per share were EUR
1.48 compared with EUR 1.30 in the same period of the previous year.

Outlook

We continue to expect global chemical production to grow by approximately 3% in 2005. The United States and Asia will likely continue to drive growth, whereas economic growth in Europe is expected to decline.

For 2005, we are forecasting an average price for Brent crude of $50 per barrel and an average dollar exchange rate of $1.25 per euro. Demand for our products remains strong. However, the extremely high and volatile oil price may cause a further increase in raw material prices and restrict economic growth.

We intend to rigorously pursue our strategy of value-based growth and continue with our restructuring measures. For the full year 2005, we are expecting significantly higher sales and an increase in EBIT before special items compared with the previous year's strong level
(IFRS).

Significant events

In the first half of 2005, BASF YPC Co. Ltd., a 50-50 joint venture between BASF and SINOPEC, successfully started up a steam cracker and nine downstream plants as planned at the new Verbund site in Nanjing, China.

On May 5, 2005, BASF and Shell Chemicals announced that they would sell their 50-50 joint venture Basell, one of the world's leading manufacturers of poly-olefins, to Nell Acquisition S.a.r.l., Luxembourg, an affiliate of New York-based Access Industries. The deal closed on August 1, 2005. The sales price totaled EUR 4.4 billion including debt.

On June 25, 2005, BASF announced the acquisition of 100% of the shares in the Swiss fine chemicals company Orgamol S.A. The acquisition significantly strengthens BASF's pharma contract manufacturing business.

The Ludwigshafen Site Project was successfully completed, reducing costs at the Ludwigshafen production site by EUR 480 million per year.

On June 28, 2005, the U.S. Court of Appeals for the District of
Columbia reached a decision in the Empagran case, in which BASF was one of the defendents. The plaintiffs' action was dismissed.

On May 19, 2005, BASF Aktiengesellschaft issued a euro benchmark bond with a nominal volume of EUR 1.4 billion, a maturity of seven years and a coupon of 3.375% per year. The proceeds were used to refinance a bond that matured in July.

Chemicals

--  Sales growth due to higher sales prices

--  Rise in earnings; good capacity utilization

--  Successful startup of new plants in China

Overview Chemicals           2nd Quarter          1st Half
Million EUR                                Change               Change
                              2005   2004   in %   2005   2004   in %

Sales                        2,007  1,748     15  3,829  3,330     15
Thereof     Inorganics         268    211     27    475    412     15
            Petrochemicals   1,227  1,047     17  2,363  1,966     20
            Intermediates      512    490      4    991    952      4
EBITDA                         477    459      4  1,021    813     26
EBIT before special items      415    340     22    841    591     42
EBIT before special items in
 percent of sales             20.7   19.5      -   22.0   17.7      -
EBIT                           345    335      3    771    569     36

Quarterly sales exceeded EUR 2 billion for the first time despite negative currency effects (volumes 3%, portfolio 2%, prices 12%, currencies -2%). Capacity utilization was high, and earnings increased significantly. In Nanjing, China, all of the Chemical segment's eight production plants successfully started operations. Special items were incurred in association with the planned closure of plants belonging to the Petrochemicals and Intermediates divisions at the site in Feluy, Belgium.

Inorganics

Sales increased significantly due to the contribution from the electronic chemicals business acquired from Merck in April 2005 and due to price increases for products in the existing portfolio. Higher raw material costs were passed on to the market, especially in the adhesives and impregnating resins business. In addition, persistently strong demand for our catalysts and an improved cost structure for the production of basic chemicals led to an increase in earnings. The integration of the electronic chemicals business acquired from Merck is proceeding as planned and is expected to be completed by the end of the year.

Petrochemicals

A further increase in sales volumes together with price increases resulted in strong sales growth, which eased somewhat in the second half of the quarter. Capacity utilization remained very high, and the division's earnings again exceeded the level posted in the strong second quarter of the previous year. In Nanjing, China, we successfully started operations at a steam cracker with an annual capacity of 600,000 metric tons of ethylene as well as at additional world-scale plants, for example for oxo alcohols and ethylene oxide. We are planning to cease the uncompetitive production of plasticizers at the site in Feluy, Belgium. BASF is focusing on the plasticizers Palatinol(R) N, Palatinol(R) 10P and the innovative specialty Hexamoll DINCH(R).

Intermediates

The Intermediates division is also rigorously implementing the "value over volume" concept. Sales increased slightly despite a decline in sales volumes. Earnings were significantly higher as a result of fixed cost reductions. In Nanjing, China, plants for propionic and formic acids and for methylamine and dimethylformamide started operations as planned.

Plastics

--  Strong sales growth despite decline in volumes

--  Rigorous restructuring in North America

--  Further earnings improvement in Polyurethanes division

Overview Plastics            2nd Quarter          1st Half
Million EUR                                Change               Change
                              2005   2004   in %   2005   2004   in %

Sales                        2,924  2,522     16  5,724  4,829     19
Thereof     Styrenics        1,128  1,019     11  2,264  1,937     17
            Performance
             Polymers          732    649     13  1,421  1,262     13
            Polyurethanes    1,064    854     25  2,039  1,630     25
EBITDA                         400    292     37    780    566     38
EBIT before special items      274    180     52    543    335     62
EBIT before special items in
 percent of sales              9.4    7.1      -    9.5    6.9      -
EBIT                           280    171     64    548    325     69

Compared with the same quarter of 2004, sales increased significantly as a result of higher sales prices (volumes -5%, prices 22%, currencies -1%). Sales volumes declined in the Styrenics division. The Polyurethanes division was primarily responsible for the strong increase in earnings.

Styrenics

Sales were higher than in the same period of 2004 due exclusively to high sales prices. Sales growth was especially pronounced in North and South America. Overall, however, it was not possible to compensate for the high and volatile price of the division's most important raw material, benzene. Earnings therefore declined. The sale of our polystyrene site in Joliet, Illinois, is a key element of our business optimization in North America.

Performance Polymers

The price increases implemented at the start of the year led to an increase in sales. Despite high and volatile prices for important raw materials such as benzene, earnings improved slightly, in particular as a result of stable sales volumes for engineering plastics. In May, we started consolidating nylon 6 production in the United States by expanding capacities in Freeport, Texas. In July, Bosch awarded its "Supplier Award 2005" to BASF as the best supplier of engineering plastics.

Polyurethanes

The strong increase in sales was almost completely due to higher prices, and was seen in all regions and product groups. Earnings rose significantly as a result of our consistent value orientation. The capacity of the MDI plant in Antwerp was extended from 360,000 to 450,000 metric tons per year, and the expanded plant started operations successfully in May. In July, we further strengthened our global market position by acquiring Huntsman's TDI business.

Performance Products

--  Further increase in sales and earnings

--  Profitable growth, especially in Functional Polymers division

--  Strong growth in Asia

Overview Performance         2nd Quarter          1st Half
 Products
Million EUR                                Change               Change
                              2005   2004   in %   2005   2004   in %

Sales                        2,098  2,029      3  4,006  3,958      1
Thereof     Performance
             Chemicals         734    825    (11) 1,428  1,621    (12)
            Coatings           555    520      7  1,027  1,025      0
            Functional
             Polymers          809    684     18  1,551  1,312     18
EBITDA                         366    321     14    670    615      9
EBIT before special items      272    233     17    497    443     12
EBIT before special items in
 percent of sales             13.0   11.5      -   12.4   11.2      -
EBIT                           282    230     23    506    433     17

Sales increased, in particular due to price increases (volumes 1%, portfolio -6%, prices 9%, currencies -1 %). The significant improvement in earnings was primarily due to higher margins for functional polymers. Earnings contain special gains from the divestiture of the printing systems business, which has now been completed.

Performance Chemicals

The decline in sales compared with the same period of 2004 was due to the sale of the printing systems business. Earnings from ongoing business were higher than in the second quarter of 2004, in particular due to the strong performance of performance chemicals for detergents and formulators and for the automotive and oil industry. In Caojing, China, the cornerstone for a new plant to produce coatings raw materials for the Asian market was laid in June. We have added the newly developed polymer Sokalan(R) HP 70 to our portfolio, whose innovative properties enable the very efficient use of cleaning agents in domestic applications.

Coatings

Strong business with automotive refinish coatings in Europe and North America and the acquisition of the remaining shares in the joint venture BASF NOF Coatings in Japan in April led to an increase in sales. We further expanded our business with decorative paints in South America. Earnings declined slightly due to higher raw material costs and a reduction in the contribution from the automotive (OEM) coatings business.

Functional Polymers

Price increases resulted in significantly higher sales and earnings in almost all business areas. The earnings growth was particularly strong in North America. Our new production plants for acrylic acid and acrylates in Nanjing, China, successfully started operations. Together with a U.S. customer we have developed and launched a fire-fighting gel, Phos-Chek(R) AquaGel, based on technical superabsorbents.

Agricultural Products & Nutrition

--  Further increase in earnings in Agricultural Products

-- Earnings in Fine Chemicals impacted by significant decline in lysine prices

--  Strategic expansion of pharma contract manufacturing business

Overview Agricultural        2nd Quarter          1st Half
 Products
Million EUR                                Change               Change
                              2005   2004   in %   2005   2004   in %

Sales                        1,043  1,071     (3) 2,002  2,054     (3)
EBITDA                         351    306     15    683    608     12
EBIT before special items      295    239     23    571    493     16
EBIT before special items in
 percent of sales             28.3   22.3      -   28.5   24.0      -
EBIT                           291    235     24    575    469     23

As a result of negative currency effects and persistently dry weather in parts of South America and southern Europe, sales declined slightly overall (volumes 1%, prices -1%, currencies -3%). Some factors, however, had a positive effect on sales: the continued successful launch of innovative products such as boscalid and F 500(R), as well as significantly higher demand for fungicides in North America, where our customers prepared themselves to combat the possible spread of Asian soybean rust. Earnings increased significantly despite negative currency effects, primarily as a result of our higher value product portfolio and improved cost structures.

Overview Fine Chemicals              2nd Quarter
Million EUR                          2005    2004     Change in %

Sales                                422     456      (7)
EBITDA                               12      69       (83)
EBIT before special items            7       34       (79)
EBIT before special items in
 percent of sales                    1.7     7.5      -
EBIT                                 (19)    33.


Overview Fine Chemicals              1st Half
Million EUR                          2005    2004     Change in %

Sales                                817     914      (11)
EBITDA                               62      148      (58)
EBIT before special items            27      80       (66)
EBIT before special items in
 percent of sales                    3.3     8.8      -
EBIT                                 1       79       (99)

The decline in sales was largely due to the fall in the price of lysine, the division's highest volume product. The weaker dollar also negatively impacted sales. We increased sales volumes, however (volumes 4%, portfolio -3%, prices -7%, currencies -1%). Higher sales were posted for organic acids for animal nutrition, fat-soluble vitamins, and aroma chemicals. Earnings fell primarily due to the decline in the margin for lysine. Special items were incurred for the restructuring of the vitamin C business. We expanded our pharma contract manufacturing business by acquiring the Swiss fine chemicals company Orgamol.

Oil & Gas

--  Sales growth due to significantly higher crude oil prices

--  Higher oil and gas production

--  Natural gas trading expanded further

Overview Oil & Gas           2nd Quarter          1st Half
Million EUR                                Change               Change
                              2005   2004   in %   2005   2004   in %
Sales                        1,650  1,090     51  3,490  2,484     40
Thereof     Exploration and
             production        862    584     48  1,555  1,111     40
            Natural gas
             trading           788    506     56  1,935  1,373     41
EBITDA                         686    443     55  1,276    872     46
Thereof     Exploration and
             production        609    351     74  1,068    655     63
            Natural gas
             trading            77     92    (16)   208    217     (4)
EBIT before special items      579    339     71  1,063    682     56
Thereof     Exploration and
             production        533    278     92    919    527     74
            Natural gas
             trading            46     61    (25)   144    155     (7)
EBIT before special items in
 percent of sales             35.1   31.1      -   30.5   27.5      -
Exploration and production    61.8   47.6      -   59.1   47.4      -
Natural gas trading            5.8   12.1      -    7.4   11.3      -
EBIT                           579    346     67  1,063    689     54
Thereof     Exploration and
             production        533    285     87    919    534     72
            Natural gas
             trading            46     61    (25)   144    155     (7)

Sales (volumes 17%, prices/currencies 34%) and earnings increased significantly due to an average price for Brent crude of more than $50 in the second quarter and due to higher production volumes.

In the exploration and production business sector, the increase in sales and earnings was primarily due to the fact that the average price of Brent crude was $16 (EUR 11) higher than in the same quarter of 2004. Oil production was increased in Germany and Libya, and gas production was raised in Libya and the Netherlands.

We put the largest offshore gas field in Argentina into production off the coast of Tierra del Fuego, together with our consortium partners.

In April, we signed a memorandum of understanding with our partner Gazprom to further strengthen our successful cooperation. Together, we aim to develop natural gas fields in western Siberia and jointly participate in the construction of a pipeline through the Baltic Sea. At the same time, Gazprom will increase its stake in the WIN-GAS joint venture.

We significantly increased sales volumes in the natural gas trading business sector. Margins and earnings were below the previous year's level because the terms of supply contracts mean that sales prices could not be adjusted immediately to reflect higher prices. In May, BASF and its partners announced its plans to convert the Haidach gas reservoir in Austria into a gas storage facility.

Regions

--  Highest sales growth in North America and Asia

--  Successful restructuring in North America

--  Startup of Nanjing Verbund site in China

Overview Regions        Sales (location of     Sales (location of
                         company)               customer)
Million EUR                             Change                 Change
                          2005    2004   in %    2005    2004   in %
2nd Quarter
Europe                   6,178   5,559     11   5,829   5,180     13
Thereof Germany          4,141   3,638     14   2,053   1,838     12
North America (NAFTA)    2,585   2,204     17   2,588   2,240     16
Asia Pacific             1,451   1,168     24   1,560   1,302     20
South America, Africa,
 Middle East               367     383     (4)    604     592      2
                        10,581   9,314     14  10,581   9,314     14
1st Half
Europe                  12,280  11,193     10  11,680  10,567     11
Thereof Germany          8,451   7,531     12   4,254   3,787     12
North America (NAFTA)    4,850   4,122     18   4,831   4,149     16
Asia Pacific             2,750   2,267     21   2,926   2,494     17
South America, Africa,
 Middle East               784     783      0   1,227   1,155      6
                        20,664  18,365     13  20,664  18,365     13


Overview Regions                            EBIT before special items

Million EUR                                                   Change
                                                2005    2004   in %
2nd Quarter
Europe                                         1,199     938       28
Thereof Germany                                  772     651       19
North America (NAFTA)                            351     213       65
Asia Pacific                                      95      71       34
South America, Africa, Middle East                12      44      (73)
                                               1,657   1,266       31
1st Half
Europe                                         2,333   1,850       26
Thereof Germany                                1,514   1,305       16
North America (NAFTA)                            622     303      105
Asia Pacific                                     182     166       10
South America, Africa, Middle East                83     122      (32)
                                               3,220   2,441       32

Second-quarter sales by location of company in Europe increased
11%. EBIT before special items rose EUR 261 million to EUR 1,199 million. The Chemicals and Plastics segments posted higher sales and earnings due to higher margins and a reduction in fixed costs; the Oil & Gas segment benefited from higher oil prices.

In North America, sales by location of company improved by 23% in dollar terms. EBIT before special items increased by EUR 138 million to EUR 351 million thanks to the contribution of all segments. The Agricultural Products division recorded the largest increase in earnings as a result of stronger demand for fungicides and reduced costs. We fully achieved cost savings of $250 million one year ahead of schedule by restructuring our service platform, sites and product portfolio in North America. Further cost-reduction measures will be defined by the end of this year.

In Asia Pacific, companies increased sales in local currencies by 25%. EBIT before special items rose EUR 24 million to EUR 95 million. At our Verbund site in Nanjing, China, all production plants started operations successfully in June. This brings us an important step closer toward our goal of generating 20% of our sales and earnings in our chemical activities in Asia Pacific by 2010, with 70% coming from local production.

In South America, Africa, Middle East, sales by location of company declined 9% in local currency terms. EBIT before special items declined by EUR 32 million to EUR 12 million. In the Agricultural Products division, sales and earnings were below the strong level in the same period of 2004. Demand for fungicides was significantly lower due to persistently dry weather. Earnings increased, however, in our chemical businesses.

Consolidated Statements of Income


Million EUR               2nd Quarter           1st Half
                                         Change                 Change
                            2005   2004   in %    2005    2004   in %

Sales                     10,581  9,314   13.6  20,664  18,365   12.5
Cost of sales              7,083  6,221   13.9  13,928  12,361   12.7
Gross profit on sales      3,498  3,093   13.1   6,736   6,004   12.2
Selling expenses           1,085  1,146   (5.3)  2,089   2,257   (7.4)
General and
 administrative expenses     193    177    9.0     357     348    2.6
Research and development
 expenses                    292    278    5.0     575     541    6.3
Other operating income        56    110  (49.1)    182     207  (12.1)
Other operating expenses     397    352   12.8     811     740    9.6
Income from operations     1,587  1,250   27.0   3,086   2,325   32.7
(Expenses)/income from
 financial assets             42     45   (6.7)    113      58   94.8
Interest result              (51)   (72)  29.2     (91)   (109)  16.5
Other financial results      (73)    39            (59)    23.
Financial result             (82)    12            (37)    (28) (32.1)
Income before taxes and
 minority interests        1,505  1,262   19.3   3,049   2,297   32.7
Income taxes                 697    514   35.6   1,319     997   32.3
Net income before
 minority interests          808    748    8.0   1,730   1,300   33.1
Minority interests            30     34  (11.8)     91      66   37.9
Net income                   778    714    9.0   1,639   1,234   32.8
Earnings per share (EUR)    1.48   1.30   13.8    3.08    2.23   38.1
Number of shares, in
 million (weighted)          527    551   (4.4)    532     553   (3.8)

The interim financial statements have not been audited. From
January 1, 2005, the financial statements were prepared in accordance with International Financial Reporting Standards (IFRS); the previous year's figures have been restated. The transition in accounting and valuation methods and the reconciliation to IFRS for the 2004 figures are described on page 15 ff of the Interim Report for the first quarter of 2005.

As of the second quarter of 2005, we record the current expenses or income from combined interest rate and currency swaps in the interest result rather than under other financial results. The previous year's figures have been restated to allow comparison.

Consolidated Balance Sheets


Assets                           June    June   Change  Dec.   Change
Million EUR                       30,     30,    in %    31,    in %
                                  2005    2004           2004
Long-term assets
Intangible assets                 3,773   3,939   (4.2)  3,610    4.5
Property, plant and equipment    13,709  13,741   (0.2) 13,007    5.4
Investments accounted for using
 the equity method                1,168   1,682  (30.6)  1,092    7.0
Other financial assets              974     960    1.5     941    3.5
Deferred taxes                    1,139   1,176   (3.1)  1,067    6.7
Other long-term assets              689     606   13.7     598   15.2
                                 21,452  22,104   (2.9) 20,315    5.6
Short-term assets
Inventories                       5,331   4,361   22.2   4,645   14.8
Accounts receivable, trade        6,815   6,329    7.7   5,861   16.3
Other receivables and
 miscellaneous short-term assets  1,869   2,069   (9.7)  2,073   (9.8)
Liquid funds                      3,156     824  283.0   2,291   37.8
                                 17,171  13,583   26.4  14,870   15.5
Total assets                     38,623  35,687    8.2  35,185    9.8

Stockholders' equity and         June    June   Change  Dec.    Change
 liabilities Million EUR          30,     30,    in %    31,    in %
                                  2005    2004           2004
Stockholders' equity
Subscribed capital                1,342   1,407   (4.6)  1,384   (3.0)
Capital surplus                   3,066   3,001    2.2   3,022    1.5
Retained earnings                12,018  11,847    1.4  12,154   (1.1)
Other comprehensive income          416     110  278.2  (166).
Minority interests                  435     369   17.9     347   25.4
                                 17,277  16,734    3.2  16,741    3.2
Long-term liabilities
Provisions for pensions and
 similar obligations              3,926   3,949   (0.6)  3,866    1.6
Other provisions                  2,463   2,349    4.9   2,385    3.3
Deferred taxes                      972     681   42.7     817   19.0
Financial indebtedness            3,496   3,124   11.9   1,845   89.5
Other liabilities                 1,014   1,034   (1.9)  1,043   (2.8)
                                 11,871  11,137    6.6   9,956   19.2
Short-term liabilities
Accounts payable, trade           2,369   2,502   (5.3)  2,372   (0.1)
Provisions                        2,759   2,440   13.1   2,508   10.0
Tax liabilities                   1,078     836   28.9     644   67.4
Financial indebtedness            1,510     376  301.6   1,453    3.9
Other liabilities                 1,759   1,662    5.8   1,511   16.4
                                  9,475   7,816   21.2   8,488   11.6
Total stockholders' equity and
 liabilities                     38,623  35,687    8.2  35,185    9.8

Consolidated Statements of Cash Flows

Million EUR                                         1st Half
                                                      2005      2004
Net income                                            1,639     1,234
Depreciation and amortization of long-term assets     1,082     1,116
Changes in net working capital                         (573)      (75)
Miscellaneous items                                     (67)      (69)
Cash provided by operating activities                 2,081     2,206
Payments related to tangible and intangible fixed
 assets                                                (875)     (960)
Acquisitions/divestitures                               (51)      (66)
Financial investments and other items                    13        23
Cash used in investing activities                      (913)   (1,003)
Proceeds from capital increases/(decreases)            (858)     (340)
Changes in financial indebtedness                     1,494        26
Dividends                                              (942)     (805)
Cash used in financing activities                      (306)   (1,119)
Net changes in cash and cash equivalents                862        84
Cash and cash equivalents as of beginning of year
 and other changes                                    2,126       540
Cash and cash equivalents                             2,988       624
Marketable securities                                   168       200
Liquid funds                                          3,156       824

The previous year's figures were restated due to the transition to IFRS. There were no significant changes.


Cash provided by operating activities declined by EUR 125 million, but remained high at EUR 2,081 million. Additional financing for net working capital was necessary due to the expansion of our business.

Cash used in investing activities led to a cash outflow of EUR 913 million compared with EUR 1,003 million in the first half of 2004. At EUR 875 million, payments related to tangible and intangible fixed assets were below the previous year's level and were significantly lower than the level of depreciation and amortization on fixed assets. Acquisitions/divestitures refer in particular to the acquisition of the global electronic chemicals business from Merck, Germany, and the sale of the polystyrene business in North America.

In cash used in financing activities, dividend payments and further share buybacks led to a cash outflow. In the first half of 2005, we bought back 16.4 million shares for EUR 867 million or an average of EUR 52.88 per share. Of this amount, EUR 0.6 billion was associated with the new EUR 1.5 billion buyback program. The emission of a euro benchmark bond resulted in a cash inflow of EUR 1.4 billion in the second quarter, which led to an increase in liquid funds as of June 30, 2005. Of this amount, EUR 1.25 billion was used to refinance the bond that matured in July 2005.

Liquid funds increased by EUR 865 million since the end of 2004 to EUR 3,156 million, and at EUR 5,006 million, financial indebtedness was EUR 1,708 million higher than on December 31, 2004. Net debt therefore increased by EUR 843 million to EUR 1,850 million compared with the end of 2004. The equity ratio was 45%.

Consolidated Statements of Equity

January - June 2005                       Number of        Subscribed
Million EUR                               subscribed       capital
                                          shares
                                          outstanding

As of January 1, 2005                        540,440,410   1,384
Share buyback and cancellation of shares
 including own shares intended to be
 cancelled                                   (16,402,229)  (42)
Capital injection by minority interests                -      -
Dividends paid                                         -      -
Net income                                             -      -
Change in other comprehensive ncome*                   -
Change in scope of consolidation and                   -      -
 other changes
As of June 30, 2005                          524,038,181   1,342

January - June 2004                       Number of        Subscribed
Million EUR                               subscribed       capital
                                          shares
                                          outstanding

As of January 1, 2004                        556,643,410   1,425
Share buyback and cancellation of shares
 including own shares intended to be
 cancelled                                    (7,170,000)  (18)
Capital injection by minority interests                -      -
Dividends paid                                         -      -
Net income                                             -      -
Change in other comprehensive ncome*                   -      -
Change in scope of consolidation and                   -      -
 other changes
As of June 30, 2004                          549,473,410   1,407


January - June 2005                  Capital   Retained       Other
Million EUR                           surplus  earnings  comprehensive
                                                             income

As of January 1, 2005                  3,022    12,154        (166)
Share buyback and cancellation of
 shares including own shares
 intended to be cancelled              44         (869)
Capital injection by minority
 interests                              -           -            -
Dividends paid                          -         (904)          -
Net income                              -        1,639           -
Change in other comprehensive                        -
 ncome*                                 -                      582
Change in scope of consolidation        -                        -
 and other changes                                  (2)
As of June 30, 2005                    3,066    12,018         416

January - June 2004                  Capital   Retained      Other
Million EUR                           surplus  earnings  comprehensive
                                                            income

As of January 1, 2004                  2,983    11,673          28
Share buyback and cancellation of
 shares including own shares
 intended to be cancelled                 18      (300)
Capital injection by minority
 interests                                 -         -           -
Dividends paid                             -      (774)          -
Net income                                 -     1,234           -
Change in other comprehensive              -         -
 ncome*                                                         82
Change in scope of consolidation           -                     -
 and other changes                                  14
As of June 30, 2004                    3,001    11,847         110


January - June 2005            Minority      Stockholders'
Million EUR                     interests       equity

As of January 1, 2005                347        16,741
Share buyback and
 cancellation of shares
 including own shares intended
 to be cancelled                                  (867)
Capital injection by minority
 interests                            10            10
Dividends paid                       (38)         (942)
Net income                            91         1,730
Change in other comprehensive
 ncome*                               23           605
Change in scope of
 consolidation and other
 changes                               2             -
As of June 30, 2005                  435        17,277

January - June 2004            Minority      Stockholders'
Million EUR                     interests       equity

As of January 1, 2004                403        16,512
Share buyback and
 cancellation of shares
 including own shares intended
 to be cancelled                                  (300)
Capital injection by minority
 interests                           (41)          (41)
Dividends paid                       (31)         (805)
Net income                            66         1,300
Change in other comprehensive
 ncome*                              (60)           22
Change in scope of
 consolidation and other
 changes                              32            46
As of June 30, 2004                  369        16,734

* Contains income-neutral changes in equity (in particular, translation adjustments)

Segment Reporting


Segments                   Sales                   EBITDA
Million EUR
2nd Quarter                2005   2004   in %      2005    2004  in %

Chemicals                  2,007  1,748   14.8     477     459    3.9
Plastics                   2,924  2,522   15.9     400     292   37.0
Performance Products       2,098  2,029    3.4     366     321   14.0
Agricultural Products &
 Nutrition                 1,465  1,527   (4.1)    363     375   (3.2)
Agricultural Products      1,043  1,071   (2.6)    351     306   14.7
Fine Chemicals               422    456   (7.5)     12      69  (82.6)
Oil & Gas                  1,650  1,090   51.4     686     443   54.9
Other*                       437    398    9.8    (143)    (75) (90.7)
                          10,581  9,314   13.6   2,149    1,25   18.4

2nd Quarter                   Research and            Assets**
                          development expenses

Chemicals                     28     25   12.0   6,026   5,373   12.2
Plastics                      35     33    6.1   6,591   6,216    6.0
Performance Products          47     55  (14.5)  4,938   5,090   (3.0)
Agricultural Products &
 Nutrition                    92     85    8.2   6,866   7,116   (3.5)
Agricultural Products         75     63   19.0   5,540   5,693   (2.7)
Fine Chemicals                17     22  (22.7)  1,326   1,423   (6.8)
Oil & Gas                     36     37   (2.7)  4,210   3,726   13.0
Other*                        54     43   25.6   9,992   8,166   22.4
                             292    278    5.0  38,623  35,687    8.2


Segments                Income from operations   Income from
Million EUR              before special items    operations (EBIT)

2nd Quarter               2005     2004  in %    2005   2004  in %

Chemicals                  415      340   22.1    345    335     3.0
Plastics                   274      180   52.2    280    171    63.7
Performance Products       272      233   16.7    282    230    22.6
Agricultural Products &
 Nutrition                 302      273   10.6    272    268     1.5
Agricultural Products      295      239   23.4    291    235    23.8
Fine Chemicals               7       34  (79.4)   (19)   33.
Oil & Gas                  579      339   70.8    579    346    67.3
Other*                    (185)     (99) (86.9)  (171)  (100)  (71.0)
                         1,657    1,266   30.9  1,587  1,250    27.0

2nd Quarter              Additions to fixed      Amortization and
                         assets***               depreciation***

Chemicals                  369      143  158.0    132    124     6.5
Plastics                   120      110    9.1    120    121    (0.8)
Performance Products       134       68   97.1     84     91    (7.7)
Agricultural Products &
 Nutrition                  33       56  (41.1)    91    107   (15.0)
Agricultural Products       14       17  (17.6)    60     71   (15.5)
Fine Chemicals              19       39  (51.3)    31     36   (13.9)
Oil & Gas                  156       58  169.0    107     97    10.3
Other*                      38       31   22.6     28     25    12.0
                           850      466   82.4    562    565    (0.5)

Segments                  Sales                  EBITDA
Million EUR
1st Half                   2005    2004   in %    2005    2004   in %

Chemicals                 3,829   3,330   15.0   1,021     813   25.6
Plastics                  5,724   4,829   18.5     780     566   37.8
Performance Products      4,006   3,958    1.2     670     615    8.9
Agricultural Products &
 Nutrition                2,819   2,968   (5.0)    745     756   (1.5)
Agricultural Products     2,002   2,054   (2.5)    683     608   12.3
Fine Chemicals              817     914  (10.6)     62     148  (58.1)
Oil & Gas                 3,490   2,484   40.5   1,276     872   46.3
Other*                      796     796    0.0    (324)   (193) (67.9)
                         20,664  18,365   12.5   4,168   3,429   21.6

1st Half                     Research and            Assets**
                          development expenses

Chemicals                    55      52    5.8   6,026   5,373   12.2
Plastics                     69      64    7.8   6,591   6,216    6.0
Performance Products         97     110  (11.8)  4,938   5,090   (3.0)
Agricultural Products &
 Nutrition                  178     167    6.6   6,866   7,116   (3.5)
Agricultural Products       143     124   15.3   5,540   5,693   (2.7)
Fine Chemicals               35      43  (18.6)  1,326   1,423   (6.8)
Oil & Gas                    70      62   12.9   4,210   3,726   13.0
Other*                      106      86   23.3   9,992   8,166   22.4
                            575     541    6.3  38,623  35,687   8,62


Segments                 Income from           Income from operations
Million EUR               operations before     (EBIT)
                          special items

1st Half                  2005  2004     in %    2005   2004     in %
Chemicals                  841   591     42.3     771    569     35.5
Plastics                   543   335     62.1     548    325     68.6
Performance Products       497   443     12.2     506    433     16.9
Agricultural Products &
 Nutrition                 598   573      4.4     576    548      5.1
Agricultural Products      571   493     15.8     575    469     22.6
Fine Chemicals              27    80    (66.3)      1     79    (98.7)
Oil & Gas                1,063   682     55.9   1,063    689     54.3
Other*                    (322) (183)   (76.0)   (378)  (239)   (58.2)
                         3,220 2,441     31.9   3,086  2,325     32.7

1st Half                 Additions to fixed    Amortization and
                          assets***             depreciation***

Chemicals                  457   318     43.7     250    244      2.5
Plastics                   202   212     (4.7)    232    241     (3.7)
Performance Products       188   134     40.3     164    182     (9.9)
Agricultural Products &
 Nutrition                  64   111    (42.3)    169    208    (18.8)
Agricultural Products       26    36    (27.8)    108    139    (22.3)
Fine Chemicals              38    75    (49.3)     61     69    (11.6)
Oil & Gas                  250   144     73.6     213    183     16.4
Other*                      51    65    (21.5)     54     46     17.4
                         1,212   984     23.2   1,082  1,104     (2.0)

* "Other" includes the fertilizers business and other businesses as well as expenses, income and assets not allocated to the segments. This item also includes foreign currency results from financial indebtedness that are not allocated to the segments as well as from currency positions that are macro-hedged (EUR (94) million in the second quarter (previous year EUR 12 million) and EUR (139) million in the first half (previous year EUR (2) million)).

** The assets of "Other" includes the assets of the fertilizers business and other businesses as well as assets that are not allocated to the segments (financial assets, liquid funds, financial receivables, deferred taxes; 2nd quarter 2005: EUR 8,221 million, 2nd quarter 2004: EUR 6,590 million).

*** Tangible and intangible fixed assets

Forward-looking statements

This report contains forward-looking statements under the U.S.
Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF's Form 20-F filed with the Securities and Exchange Commission. (The Annual Report on Form 20-F is available on the Internet at www.basf.com.) We do not assume any obligation to update the forward-looking statements contained in this report.

Important Dates

-- November 2, 2005
   Interim Report Third Quarter 2005

-- February 22, 2006
   Financial Results 2005

-- May 4, 2006
   Annual Meeting, Mannheim
   Interim Report First Quarter 2006

-- August 2, 2006
   Interim Report Second Quarter 2006

Corporate Media Relations:
Michael Grabicki
Phone:  +49 621 60-99938
Fax:    +49 621 60-92693
E-mail: michael.grabicki@basf-ag.de

Investor Relations:
Magdalena Moll
Phone:  +49 621 60-48230
Fax:    +49 621 60-22500
E-mail: investorrelations@basf-ag.de

General inquiries:
Phone:  +49 621 60-0
Fax:    +49 621 60-42525
E-mail: info.service@basf-ag.de

Internet: www.basf.com

BASF Aktiengesellschaft
67056 Ludwigshafen
Germany

Publisher:
BASF Aktiengesellschaft
Communications BASF Group
67056 Ludwigshafen
Germany

You can find HTML versions of this and other publications from BASF on our homepage at www.basf.com.

You can also order reports:
--  by telephone: +49 621 60-91827
--  by fax: +49 621 60-20162
--  by e-mail: medien-service@basf-ag.de
--  on the Internet: www.basf.de/mediaorders



    CONTACT: BASF
             Corporate Media Relations:
             Michael Grabicki, +49 621 60 99938
             Fax: +49 621 60 92693
             michael.grabicki@basf-ag.de
             or
             Investor Relations:
             Magdalena Moll, +49 621 60 48230
             Fax: +49 621 60 22500
             investorrelations@basf-ag.de
             or
             General inquiries:
             Phone: +49 621 60 0
             Fax: +49 621 60 42525
             info.service@basf-ag.de
             www.basf.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           BASF Aktiengesellschaft


Date: August 3, 2005               By: /s/ Elisabeth Schick
                                           ------------------------------------
                                           Name: Elisabeth Schick
                                           Title: Director Site Communications
                                           Ludwigshafen and Europe


                                           By: /s/ Christian Schubert
                                           ------------------------------------
                                           Name: Christian Schubert
                                           Title: Director Corporate
                                           Communications  BASF Group